EXHIBIT 99.1

Evaxion expands R&D pipeline with new AI-designed precision cancer vaccine candidate

  Evaxion introduces EVX-04, a novel vaccine candidate targeting multiple non-conventional ERV tumor antigens, developed with our AI-Immunology™ platform
  EVX-04 is a therapeutic cancer vaccine candidate designed for acute myeloid leukemia
  New data showing EVX-04 induces strong T-cell responses and cancer cell killing will be presented at an oral session at the American Society of Hematology (ASH) Annual Meeting and Exposition in Florida on December 6, 2025
  The concept behind EVX-04 is broadly applicable with potential across cancers where immunotherapies remain inadequate

COPENHAGEN, Denmark, November 3, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, expands its R&D pipeline with the addition EVX-04, an AI-designed precision cancer vaccine candidate. We will pursue clinical development of EVX-04, currently in preclinical development, as a new therapeutic vaccine against acute myeloid leukemia (AML).

EVX-04 is designed to target non-conventional ERV (endogenous retrovirus) tumor antigens from the dark genome. These antigens are present in tumors but absent in normal tissue, making them highly attractive targets for cancer vaccines.

Leveraging our proprietary AI-Immunology™ platform, Evaxion has identified ERV antigens in patient tumor sequencing data. Uniquely, the platform then selects optimal fragments from these antigens based on their potential to be effective vaccine targets across a wide range of patients.

By including multiple of these fragments in EVX-04, the vaccine is designed to be effective in all patients regardless of immune and tumor ERV antigen differences. This makes EVX-04 a so-called “off-the-shelf” vaccine preproduced and ready for immediate administration after diagnosis.

“We are very excited to select a lead candidate for our ERV-based precision cancer vaccine concept. Representing a completely novel approach, EVX-04 is a great example of how AI-Immunology™ enables us to design and develop new therapies that could lead to better outcomes for patients. This approach could enable broader use of cancer vaccines, including for patients who do not respond to conventional immunotherapies,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

New data to be presented at ASH Meeting
New preclinical data demonstrates that EVX-04 induces strong T-cell responses and kill cancer cells. The data will be presented at an oral session at the American Society of Hematology (ASH) Annual Meeting and Exposition in Florida on December 6, 2025.

“The ASH meeting is a fantastic opportunity for us to present the data and introduce EVX-04 to both scientists, doctors and potential business partners. We are thrilled to have been selected to do an oral presentation and are looking very much forward to share and discuss the data and concept,” says Birgitte Rønø.

Presentation details
Abstract Title: Dark genome interrogation identifies novel antigens in acute myeloid leukemia – developing an off-the-shelf vaccine from machine learning to clinic
Abstract#: #278
Session: Emerging Tools, Techniques, and Artificial Intelligence in Hematology: MRD Assays and Novel Drug Discovery Pipelines
Location: Hyatt - Regency Ballroom R
Date/Time: December 6, 2025, at 2:00pm ET/20:00 CET
Presenter: Rasmus Villebro, Bioinformatics Manager at Evaxion

About ERVs
ERVs are remnants of ancient viruses lying dormant in our genome. ERVs are often overexpressed in cancer but not in healthy tissue, making them visible to the immune system and hence promising targets for cancer vaccines. AI-Immunology™ is crucial in allowing the identification of therapeutically relevant ERV tumor antigens from genomic patient tumor data.

About AML
AML is an aggressive hematologic malignancy characterized by the clonal expansion of undifferentiated myeloid precursor cells (AML blasts) in the bone marrow. The malignant proliferation leads to suppression of normal hematopoiesis, resulting in cytopenia, increased susceptibility to infections, bleeding, and fatigue (Döhner et al. 2022).

If left untreated, the disease is fatal, often within weeks to months, with patients typically succumbing to infections within weeks to months.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.